Filed Pursuant to Rule 424(b)(3)
File No. 333-210994

STICKER SUPPLEMENT No. 1

(To Prospectus dated April 29, 2016)

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN OF

THE PNC FINANCIAL SERVICES GROUP, INC.

2,700,000 Shares of Common Stock

This Sticker Supplement No. 1 (this “Supplement”) contains information which amends, supplements or modifies certain information contained in the prospectus of The Dividend Reinvestment and Stock Purchase Plan of The PNC Financial Services Group, Inc. (“PNC”), dated April 29, 2016 (the “Prospectus”).

This Supplement is not complete without, and should be read together with, the Prospectus of which it is a part. Unless otherwise defined herein, capitalized terms used in this Supplement have the same meanings as in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Supplement. Any representation to the contrary is a criminal offense.

This Supplement is part of the Prospectus and must accompany the Prospectus to satisfy the prospectus-delivery requirements under the Securities Act of 1933, as amended.

The date of this Supplement is November 9, 2023.

The purpose of this Supplement is to:

•	disclose changes to the fees to be incurred by Participants effective as of January 1, 2024,

•	incorporate previously announced procedural changes of the Plan Administrator for voluntary cash purchases, and

•	disclose changes to reports to Participants.

Fee Changes

Each of the following questions replaces in its entirety the same numbered question in the attached Prospectus.

12. Are there any expenses to Participants in connection with cash dividends used for purchases under the Plan?

Yes. The Plan Administrator will charge to Participants a fee for each dividend reinvestment transaction of 5% of the amount of the reinvestment up to a maximum fee of $3.50 per dividend reinvestment transaction. Additionally, a fee of $0.05 per share purchased will be charged for dividend reinvestments.

16. Are there any expenses to Participants in connection with voluntary cash purchases under the Plan?

The nominal fee charged by the Plan Administrator for voluntary cash purchases shall be passed on to the Participant. Current fees which are subject to change are $5.00 for purchases made by check or one-time online investment and $2.50 per monthly pre-authorized deduction from your checking or savings account. Additionally, a fee of $0.05 per share purchased will be charged for voluntary purchases, regardless of whether such purchases are one-time or monthly pre-authorized deductions from your checking or savings account.

20. What happens to any fractional interest in shares when you terminate participation in the Plan?

Any fractional interest in shares withdrawn will be sold by the Plan Administrator at the then current market value of the Common Stock, and a check will be issued for the proceeds, less applicable fees. Current fees that are subject to change are a service charge of $25.00 and processing fees of $0.12 per share sold. All per-share fees include any brokerage commissions the Plan Administrator is required to pay. Any fractional interest in a share will be rounded up to a whole share for purposes of calculating the per-share fee. Direct registration shares will not be issued for a fractional interest. At its discretion, PNC may close any Plan account that contains less than one share of Common Stock, liquidate the fractional interest and issue a check for the proceeds, less applicable fees.

21. How do you sell shares held in the Plan?

If you wish to sell all or a portion of the book-entry shares in your Plan account, you have two options: (i) you can sell the shares directly through the Plan; or (ii) you can request the withdrawal of those shares in accordance with the procedures outlined in Question 19 and arrange to sell the shares through your broker. To sell shares held in certificate form, you must first deposit the certificates in accordance with the procedures in Question 18 and then request a sale.

When selling shares directly through the Plan, you have four choices when requesting a sale:

Market Order. A market order is a request to sell shares promptly at the current market price. Market order sales are available online through Computershare Investor Center accessible from the link on our website at https://investor.pnc.com/shareholder-info/dividend-reinvestment-and-stock-purchase-plan or at www.computershare.com/pnc. Market order sales are also available by calling the Plan Administrator at (800) 982-7652 and placing the sale order through the telephone IVR (interactive voice response) or speaking to a service representative. Market order sale requests received through Computershare Investor Center or by telephone will be placed promptly upon receipt during market hours (normally 9:30 a.m. to 4:00 p.m. Eastern Time). Any orders received after 4:00 p.m. Eastern Time will be placed promptly on the next day the market is open. Sales proceeds will equal the market price of the sale obtained by the Plan Administrator’s broker. Current fees which are subject to change are a service charge of $25.00 and a processing fee of $0.12 per share* sold. There is an additional charge of $15.00 for a customer service representative to handle the request in person by phone.

Batch Order. A batch order is an accumulation of multiple sale requests for a security submitted together as a collective request. You can sell shares by batch order through the Plan by completing and returning the form located on the back of your Dividend Reinvestment Plan statement. Batch order sales are also available by calling the Plan Administrator at (800) 982-7652 during normal business hours. All sales requests received in writing will be submitted as batch order sales. Batch orders are submitted on each market day, assuming there are sale requests to be processed. Sale instructions for batch orders received by the Plan Administrator will be processed no later than five business days after the date on which the order is received (except where deferral is required under applicable federal or state laws or regulations), assuming the applicable market is open for trading and sufficient market liquidity exists. For a batch order sale, the price to each selling Plan Participant shall be the weighted average sale price obtained by the Plan Administrator’s broker for the aggregate order placed by the Plan Administrator and executed by the broker. Current fees which are subject to change are a service charge of $25.00 and a processing fee of $0.12 per share* sold. There is an additional charge of $15.00 for a customer service representative to handle the request in person by phone.

Day Limit Order. A day limit order is an order to sell your shares when and if the stock reaches a specific price on a specific day. Day limit order sales are available online through Computershare Investor Center accessible from the link on our website at https://investor.pnc.com/shareholder-info/dividend-reinvestment-and-stock-purchase-plan or at www.computershare.com/pnc. Day limit order sales are also available by calling the Plan Administrator at (800) 982-7652 and placing the sale order through the telephone IVR (interactive voice response). The order is automatically cancelled if the price is not met by the end of that trading day (or, for orders placed outside of market hours, the next trading day). Depending on the number of shares being sold and current trading volume in the shares, your order may only be partially filled, in which case the remainder of your order will be cancelled. The order may be cancelled by the applicable stock exchange, by the Plan Administrator at its sole discretion, or at your request if the Plan Administrator’s broker has not filled the order. Any request to otherwise cancel a pending day limit order will be honored on a best efforts basis. Day limit orders are subject to a $25.00 service fee and a processing fee of $0.12 per share* sold. There is an additional charge of $15.00 for a customer service representative to handle the request in person by phone.

Good-Til-Cancelled (GTC) Limit Order. A GTC limit order is an order to sell your shares when and if the stock reaches a specific price at any time while the order remains open (generally up to 30 days). GTC limit order sales are available online through Computershare Investor Center accessible from the link on our website at https://investor.pnc.com/shareholder-info/dividend-reinvestment-and-stock-purchase-plan or at www.computershare.com/pnc. GTC limit order sales are also available by calling the Plan Administrator at (800) 982-7652 and placing the sale order through the telephone IVR (interactive voice response). Depending on the number of shares being sold and current trading volume in the shares, sales may be executed in multiple transactions and may be traded on more than one day. If shares trade on more than one day, a separate fee will be charged for each day. The order (or any unexecuted portion thereof) is automatically cancelled if the price is not met by the end of the order period. The order also may be cancelled by the relevant stock exchange, by the Plan Administrator at its sole discretion, or at your request if the Plan Administrator’s broker has not filled the order. GTC limit orders are subject to a $25.00 service fee and a processing fee of $0.10 per share* sold.

*

All per-share fees include any brokerage commissions the Plan Administrator is required to pay. Any fractional interest in a share will be rounded up to a whole share for purposes of calculating the per-share fee.

Proceeds from each sale of shares through the Plan will be remitted to you less applicable fees and any applicable taxes. Proceeds are normally distributed one business day after a Participant’s sale transaction has settled. You should note that the Plan Administrator cannot stop or cancel any outstanding sale or request for the issuance of shares. All requests are final. In addition, the Plan Administrator may, for various reasons, require a transaction request to be submitted in writing.

Included with the proceeds, you will receive an advice from the Plan Administrator showing the date of sale, number of shares sold and sale price. As with other plan records received, you should retain these sale documents for your tax records. Additional information regarding the sale of shares through the Plan may be obtained from the Plan Administrator.

Participants who are PNC restricted employees, designated unit employees, directors or their immediate family members are, under PNC Insider Trading rules, subject to certain restrictions on the timing of sales of Common Stock (See Question 28). In addition, all sales of shares must be made in compliance with applicable state and federal securities laws. The foregoing summary does not purport to describe those laws, and you should consult with you own legal advisers regarding the applicability of such laws to any sale of your shares.

2021 Procedural Change for Voluntary Cash Purchases

As previously announced in 2021, the Plan Administrator will wait up to three business days after receipt of a check or electronic funds transfer to ensure it receives good funds and will then seek to purchase shares for voluntary cash purchases on the applicable Investment Date. Each of the following questions replaces in its entirety the same numbered question in the attached Prospectus.

8. When will shares of Common Stock be purchased under the Plan?

Cash dividends will be used to purchase Common Stock on the date cash dividends are paid to shareholders of record. Subject to timely receipt as discussed in Questions 14 and 15, voluntary cash purchases will be invested on the first business day of each month, except for months when cash dividends are paid, when voluntary cash purchases will be invested on the dividend payment date. Each date on which dividends are reinvested and/or cash purchases are invested is referred to as an “Investment Date.”

15. Are there limitations on voluntary cash purchases?

Voluntary cash payments to be applied to the purchase of shares on any given Investment Date must be received by the Plan Administrator no later than three business days prior to such Investment Date. Voluntary cash payments received after such time will be held without interest for investment on the succeeding Investment Date for voluntary cash purchases. Voluntary cash purchases may not be less than $50.00 per purchase, and such purchases on behalf of any Participant may not aggregate more than $40,000 per month. PNC reserves the right in its sole discretion to determine whether voluntary cash purchases are made on behalf of a particular Participant.

Reports to Participants

17. What kind of reports will be sent to Participants in the Plan?

A Dividend Reinvestment Plan statement will be available electronically to each Participant as soon as practicable after each investment through Computershare Investor Center at www.computershare.com/pnc. Annual statements will be mailed to each Participant in November. You may also contact the Plan Administrator at any time to request that a statement be mailed to you. Each Participant will also receive information for year-end income tax reporting purposes. If you have deposited other PNC shares with the Plan Administrator as discussed in Question 18, you will receive information with respect to such shares in your regular Dividend Reinvestment Plan statement.

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